FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of March, 2003

Commission File Number: 0-30820



                             Tioga Technologies Ltd.

                 (Translation of registrant's name into English)

                 1 Azrieli Center, Round Tower, Tel-Aviv, Israel

                              001-(972-3) 607-0333

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The information in this report on Form 6-K is incorporated by reference into all Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Tioga Technologies Receives Israeli Court Approval for Share Buy-back. Dated: February 27, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







                                                     Tioga Technologies Ltd.
                                                     (Registrant)
                                                     /s/ Andy Carmon
                                                     ------------------------
Date: March 3, 2003                                  By: Andy Carmon
                                                     Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit



10.1 Press Release: Tioga Technologies Receives Israeli Court Approval for Share Buy-back. Dated: February 27, 2003.

                                  EXHIBIT 10.1
                                                         PRESS RELEASE

                                                         FOR IMMEDIATE RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



Tioga Technologies Receives Israeli Court Approval for Share Buy-back

Tel Aviv, Israel, February 27, 2003 -- Tioga Technologies Ltd. (OTC BB: TIGA) today announced that is has received the required Israeli court approval for its share repurchase program disclosed in June 2002. The program allows Tioga to repurchase its Ordinary Shares for aggregate consideration of up to $2.0 million. The purchases will be made from time-to-time at the discretion of management in open market purchases or in privately negotiated transactions. Purchases will depend upon market conditions and may be discontinued at any time.

About Tioga Technologies:
Tioga Technologies Ltd. is a developer of standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enables the digital transmission of voice, video and data over standard telephone lines. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.


Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, dependence on STMicroelectronics, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, risks of operations in Israel and dependence on subcontractors. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F and may cause actual results to materially differ from such forward-looking statements. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

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www.kcsa.com.